Exhibit 99(b)	Experts

EXPERTS

The financial statements and the related financial statement schedules, incorporated in this prospectus by reference from the Allstate Life Insurance Company of New York’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for uncertainty in income taxes and accounting for deferred acquisition costs associated with internal replacements in 2007), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.